IM CANNABIS CORP.
Kibbutz Glil Yam, Central District
Israel 4690500

August 25, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IM Cannabis Corp. (CIK 0001792030)
Registration Statement on Form F-3 (File No. 333-289571) (the “Registration Statement”)
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), IM Cannabis Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on August 27, 2025 at 9:15 a.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ilana Levin, Esq. of Sullivan & Worcester LLP at (212) 660-5029 and that such effectiveness also be confirmed in writing.

Very truly yours,

IM Cannabis Corp.

By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer